Mail Stop 05-10


May 25, 2005


Tom Djokovich
President and Acting CFO
65 Enterprise
Aliso Viejo, CA 92656

Re:	Xsunx, Inc.
      Form 10-KSB/A for Fiscal Year Ended September 30, 2004
	Filed May 13, 2005
	Form 10-QSB for Fiscal Quarter Ended March 31, 2005
	File No. 0-29621

Dear Mr. Djokovich:

      We have reviewed these filings and have the following comment.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended December 31, 2004

Exhibit 31

1.	We note that you have not responded to our prior comment 4.
In
future filings revise your certification to conform to the wording provided in Item 601 (31) of Regulation S-B, which is provided in the attachment.

	*	*	*	*

	Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.


Sincerely,



John Cash
Accounting Branch Chief

Exhibit 31 Certification Attachment


I, [identify the certifying individual], certify that:

1. I have reviewed this [annual/quarterly report on Form 10-
KSB/10-
QSB] of [identify small business issuer];

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer`s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-
15(e))
for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer`s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer`s internal control over financial reporting that occurred during the small business issuer`s most recent fiscal quarter (the small business issuer`s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting; and

5. The small business issuer`s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer`s auditors and the audit committee of the small business issuer`s board of directors
(or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer`s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer`s internal control over financial reporting.

Date: ...............

_______________________

[Signature]

[Title]


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Tom Djokovich
Xsunx, Inc.
May 25, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE